Lightspeed to Participate in Upcoming Investor Conference
MONTREAL, May 30, 2023 (GLOBE NEWSWIRE) - Lightspeed Commerce Inc. (NYSE | TSX: LSPD), today announced its participation in the RBC Capital Markets 2023 Financial Technology Conference. Powering the world’s best businesses, Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.
The webcast and replay will be accessible at the scheduled presentation time on the Company's Investor Relations website at investors.lightspeedhq.com and on-demand for 90 days. Details for the event are as follows:
RBC Capital Markets 2023 Financial Technology Conference
Speaker: JD Saint-Martin, President
Date: Tuesday June 13, 2023
Time: 3:20 pm ET
Location: The Lotte New York Palace, 455 Madison Avenue, New York City
Webcast: https://investors.lightspeedhq.com/events
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Investor relations: Gus Papageorgiou investorrelations@lightspeedhq.com